FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Galiano Gold Inc. ("Galiano" or the "Company")

1066 West Hastings Street, Suite 1640

Vancouver, BC

V6E 3X1

Item 2: Date of Material Change

March 29, 2022

Item 3: News Release

The news releases announcing the material changes referred to in this report were disseminated on March 29, 2022 through Newswire and copies has been filed under Galiano's profile on SEDAR.

Item 4: Summary of Material Change

On March 29, 2022, Galiano announced fourth quarter ("Q4") and full year 2021 operating and financial results for the Company and the Asanko Gold Mine ("AGM"), located in Ghana, West Africa, along with an updated mineral resource estimate for the AGM. Additions to the total mineral resource estimate exceeded mined depletion but did not fully offset a decrease in overall gold grade in measured and indicated resources and resultant contained metal in the Esaase deposit mineral resource. As the Company was not in a position to declare mineral reserves at the AGM as a result of the metallurgical uncertainty of the material mined from the Esaase deposit, the Company recorded an impairment charge of US$153.2 against the AGM's mineral properties, plant and equipment in Q4.

Additionally, Galiano announced that, while the metallurgical testwork underway at the Esaase deposit continues, the Company will preserve the in-situ mineral resources at the AGM by temporarily deferring mining operations and transitioning to processing existing stockpiles.

Item 5:

5.1 Full Description of Material Change

On March 29, 2022, Galiano announced Q4 and full year 2021 operating and financial results for the Company and the AGM, located in Ghana, West Africa, along with an updated mineral resource estimate for the AGM. As part of its updated mineral resource estimate for the AGM, the Company was not in a position to declare mineral reserves at the AGM as a result of metallurgical uncertainty of the material mined from the Esaase deposit. A National Instrument 43-101 compliant technical report titled "NI 43-101 Technical Report for the Asanko Gold Mine, Ashanti Region, Ghana" with an effective date of February 28, 2022, detailing the updates to the AGM mineral resource estimate was filed on SEDAR on March 29, 2022.

The Company reported updated measured and indicated mineral resource estimates of 66.4 million tonnes ("Mt") at 1.36 g/t for 2.9 million ounces ("Moz") gold contained. Additions to the total mineral resource estimate exceeded mined depletion but did not fully offset a decrease in overall gold grade in measured and indicated resources (1.70 g/t to 1.36 g/t) and resultant contained metal in the Esaase deposit mineral resource. The changes at the Esaase deposit resulted primarily from updates to the geological models used in the mineral resource estimate. The remodeling work for the Esaase deposit yielded measured and indicated mineral resources totaling 22.6 Mt at a grade of 1.26 g/t, representing decreases of 25% in grade and 25% in tonnes, post depletion, from the previous estimate (please see the technical report titled "NI 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated)" published in June 2020 and filed on SEDAR for further information regarding the Company's prior mineral resource estimate). The Esaase deposit remains the largest contributor to the total AGM mineral resources, accounting for approximately a third of its total tonnes and contained gold ounces. Please see the table appended to this Material Change Report for further details regarding the Company's updated mineral resource estimate.

As the Company was not in a position to declare mineral reserves at the AGM, the Company considered this to represent an indicator of impairment of the mineral properties, plant and equipment of the AGM.  Accordingly, the Company assessed the recoverable amount of the AGM, and determined that the carrying value of the AGM's single cash generating unit exceeded its fair value, and an impairment charge of $153.2 million was recognized for the year ended December 31, 2021 (the Company's share of which was $68.9 million).

Additionally, Galiano announced that, while the metallurgical testwork underway at Esaase continues, the Company will preserve the in-situ mineral resources at the AGM by temporarily deferring mining operations and transitioning to processing existing stockpiles. While technical work to support a mineral reserve estimate at the AGM is ongoing, mining will continue at Akwasiso Cut 3 and Esaase Cut 3 until their depletion (which is expected in Q2 2022). Following this, the process plant is expected to continue to operate at full capacity processing a portion of the existing 9.5 Mt of stockpiles.

5.2 Disclosure for Restructuring Transaction

Not applicable.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

For further information, please contact Peter Lekich, Vice President Investor Relations of Galiano, at (778) 729-0608.

Item 9: Date of Report

 April 8, 2022.

Appendix

Table 1: Mineral Resource Estimates at a 0.5 g/t Au cut-off and at $1,600/oz Au as of February 28, 2022

	Measured			Indicated			Measured & Indicated Total			Inferred
Deposit	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)
Nkran	--	--	--	12.1	2.09	814	12.1	2.09	814	1.3	2.23	96
Esaase	10.9	1.25	437	11.7	1.27	475	22.6	1.26	912	0.6	1.22	25
Akwasiso	--	--	--	1.7	1.31	69	1.7	1.31	69	0.2	1.46	7
Abore	3.2	1.46	150	5.1	1.23	203	8.3	1.32	353	1.1	1.55	55
Adubiaso	--	--	--	1.6	1.80	90	1.6	1.80	90	0.2	1.38	9
Asuadai	--	--	--	1.6	1.29	67	1.6	1.29	67	0.0	1.17	1
Miradani North	--	--	--	7.1	1.28	293	7.1	1.28	293	2.6	1.21	102
Dynamite Hill	--	--	--	1.9	1.39	85	1.9	1.39	85	0.3	1.26	14
Stockpiles	9.5	0.72	221	--	--	--	9.5	0.72	221	--	--	--
Total	23.6	1.06	808	42.7	1.53	2,096	66.4	1.36	2,904	6.4	1.49	309

Notes:

  The Mineral Resource estimates are reported in accordance with the CIM Definition Standards for Mineral Resources & Mineral Reserves, adopted by CIM Council May 10, 2014.
  Mineral Resource estimates account for mining depletion up to and including February 28, 2022
  Reasonable prospects for eventual economic extraction assume open pit mining with conventional gold processing and was tested using NPV Scheduler™ pit optimization software at gold price of $1,600/oz. Mining, G&A, processing costs, and process recovery are dependent on deposit and detailed in the respective deposit sections of the Technical Report.
  Applicable rounding has been applied to the stated tonnages, grades, and metal content to reflect the level of accuracy and precision of the estimate

Richard Miller P.Eng., Vice President Technical Services of Galiano, is a qualified person pursuant to NI 43-101 and has approved the scientific and technical information contained in this Material Change Report.